

July 6, 2010

William G. Miller
Co-Chief Executive Officer
Miller Industries, Inc.
8503 Hilltop Drive
Ooltewah, TN 37363

      Re: Miller Industries, Inc.
              Form 10-K
              Filed March 10, 2010
              File No. 001-14124

Dear Mr. Miller:

      We have completed our review of your filings and do not have any further comments at this time.

                        Sincerely,

                        Max A. Webb
                        Assistant Director

cc: Frank Madonia, General Counsel
        Fax: (770) 992-0479

        Jessica Nash
        Fax: (404) 541-3310